Exhibit 99.1

GDS Announces the Launch of an Initial Public Offering for its C-REIT on the Shanghai Stock Exchange

SHANGHAI, China, June 26, 2025 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that the China Securities Regulatory Commission (“CSRC”) and Shanghai Stock Exchange have approved the registration and launch of an initial public offering (“IPO”) for its China REIT (“C-REIT”).

The transaction involves the sale by GDS of 100% equity interest in a project company which holds stabilized data center assets to a newly formed C-REIT. The C-REIT will fund the acquisition through an IPO on the Shanghai Stock Exchange. GDS will subscribe for 20% of the units to be issued by the C-REIT, with the remaining 80% to be subscribed by institutional and retail investors. 50% of the units have already been pre-placed with cornerstone institutional investors, with lock-up commitments of between one to three years. The remaining 30% will be offered through an institutional bookbuilding process and a retail public offering.

The appraised valuation of the underlying data center assets to be acquired by the C-REIT, as per the valuation report contained in the offering memorandum, is approximately RMB 1,933 million. The final offering price for the C-REIT units will be determined following completion of the institutional bookbuilding, which is expected in approximately one week’s time.

The transaction is expected to close within the next few weeks and is subject to certain closing conditions.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited